Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE	NEWS

Discount Investment Corporation Commences Partial Cash Tender Offer
for Elron Electronic Industries Ltd.

Tel Aviv, Israel, July 16, 2004 — Discount Investment Corporation Ltd. (TASE: DISI) announced that it is commencing today a tender offer to purchase 2,203,425 ordinary shares of Elron Electronic Industries Ltd. (Nasdaq & TASE: ELRN) for $15.00 per share, net to the seller in cash, less any required withholding taxes and without interest. Discount Investment currently beneficially owns 11,240,233 ordinary shares of Elron, representing approximately 38.5% of Elron’s outstanding shares, and, following the consummation of the tender offer, will own approximately 46.0% of Elron’s outstanding shares.

The initial period of the tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York time, or 12:00 midnight, Israel time, on Monday, August 16, 2004, unless the initial period is extended by Discount Investment. As required by Israeli law, if the conditions to the offer have been satisfied as of the completion of the initial offer period, such that the consummation of the offer would result in Discount Investment being the beneficial owner of more than 45% of the voting power in Elron, Discount Investment will provide an additional period of four calendar days during which shareholders may tender their shares. However, shareholders will have no withdrawal rights during such additional four-calendar day period.

As more fully described in the Offer to Purchase relating to the tender offer, the tender offer is conditioned upon: (1) at least 2,203,425 ordinary shares, representing approximately 7.5% of Elron’s outstanding shares, being validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, in the event that the consummation of the offer results in Discount Investment beneficially owning more than 45.0% of the voting power in Elron, the aggregate number of shares tendered in the offer (excluding shares tendered by affiliates of Discount Investment) must be greater than the number of shares represented by notices of objection to the offer, and (3) certain other conditions specified in the Offer to Purchase. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of Elron.

On July 15, 2004, the last trading day before commencement of the offer, the closing sale price of the Elron shares was $14.29 on Nasdaq and NIS 64.20 ($14.30 based on an exchange rate of NIS 4.49 per United States dollar) on the TASE.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Elron. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Elron should read the tender offer materials, which are being filed today by Discount Investment, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer which will be filed in due course by Elron, with the SEC and the ISA. Shareholders of Elron should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Elron. Discount Investment undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Discount Investment Corporation Ltd.: Discount Investment is an Israeli holding company founded in 1961, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “DISI.” Discount Investment holds investments in companies, predominantly companies located in Israel or that are Israel-related, operating mainly in the fields of advanced technology, communications, industry, real estate and commerce.

Discount Investment Contact:
Oren Lieder, Senior Vice President and Chief Financial Officer
Tel: 972-3-607-5888
Email: oren.lieder@dic.co.il